Securities and Exchange Commission
Washington, DC 20549
Schedule 13D
Under the Securities Exchange Act of 1934
Quality System, Inc.
(Name of Issuer)
---
Common Stock, $.01 Par Value
(Title of class of securities)
---
747582104
(cusip number)
---
Steven Wolosky, Esq.
Olshan Grundman Frome Rosenweig & Wolosky LLP
505 Park Avenue
New York, NY 10022
(212) 753-7200
(Name address and telephone number of person
authorized to receive notices and communications)
---
Aug 4, 1999
(Date of event which requires filing of this statement)

If this filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-1(b)(3) or (4), check the following box [].

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

	The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).


1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    AHMED HUSSEIN ###-##-####
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
3.  SEC USE ONLY
4.  SOURCE OF FUNDS   PF
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(D) OR 2 (E)
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    UNITED STATES AND EGYPT
7.  SOLE VOTING POWER
    1,147,400
8.  SHARED VOTING POWER
    0
9.  SOLE DISPOSITIVE POWER
    1,147,400
10. SHARED DISPOSITIVE POWER
    0
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,147,400
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    18.46%
14. TYPE OF REPORTING CLASS
    IN



Item 4 is amended as follows:


Item 4. Purpose of transaction. On August 5, 1999, the Reporting Person reached an agreement with the Company. The agreement is more fully set forth in a Memorandum of Understanding between the Company, the Reporting Person and Lawndale Capital Management, LLC, a copy of which is attached hereto as
Exhibit 1 and incorporated herein by reference.


Item 7.
MEMORANDUM OF UNDERSTANDING
August 4, 1999

Ahmed Hussein and Lawndale Capital Management, LLC ("Lawndale") are substantial shareholders of Quality Systems, Inc. (the "Company").
Sheldon Razin, Dr. John Bowers, Gordon Setran and William Bowers (the "Directors") are four of the six Directors of the Company, the other two being Patrick Cline, President of an operating division of the Company, and Janet Razin, Sheldon Razin's wife. The Directors constitute all the members of the Nominating Committee and the Transaction Committee of the Company's Board.
Mr. Hussein, Lawndale and the Directors believe that a proxy contest for control of the Company will produce an inconclusive result and will lead to continued infighting among shareholder groups and directors and will be destructive of shareholder values. The parties agree that shareholder groups should reconcile their differences by compromise and agreement and accordingly have reached the following understandings:

1.	The Board has adopted an amendment of the By-Laws containing corporate governance provisions in the form attached as Exhibit A to this memorandum.

2.	The Directors, acting as the Nominating Committee, will nominate and recommend to the full Board the following candidates for election at the Annual
Meeting:

Sheldon Razin
Ahmed Hussein
Mohammed Tawfick El-Bardai
Emad A. Zikry
Dale M. Hanson
Frank Meyer
William Small
               Mr. Hussein and Lawndale will support these candidates.

3.	Following the annual meeting, Mr. Hussein and Mr. Razin will each recommend to the Board that the Transaction Committee be composed of Ahmed Hussein, Dale M. Hanson, Frank Myer, and William Small, that the Nominating Committee be composed of Ahmed Hussein, Frank Myer, William Small, and Mohammed Tawfick El-Bardai and that the Compensation Committee be composed of Ahmed Hussein, Emad A. Zikry, Frank Myer, and William Small.

4.	A lead Director will be chosen by the Board from among the independent directors. Mr. Razin will recommend to the Board (a) that Mr. Hussein be elected Co-Chairman of the Board, with power to preside at Board meetings in the absence of the Chairman but without executive powers, and (b) that Mr. Hussein be chosen to serve as Lead Director.

5.	The Company will immediately commence a search for a new President and
Chief Operating Officer.

6.	When a candidate acceptable to the Board has been identified and elected to the position of President and Chief Operating Officer, Mr. Razin will continue as Chairman and CEO with the understanding that after six months, if the independent members of the Board deem the new candidate to be ready to become Chief Executive Officer, Mr. Razin will step down as Chief Executive Officer, although continuing as Chairman for a period of two years or such longer period as the Board requests.

7.	The parties believe that the corporate governance provisions referred to in Item 1 above afford substantially complete protection to the shareholders and accordingly Lawndale will withdraw all the proposals it has put forward, including the proposal formerly to have been included in the proxy statement and the proposals identified in the letter dated July 15, 1999.

8.	Mr. Razin and the Directors will recommend to the Board that the shareholder rights plan be terminated immediately by redemption of the Rights.

9.	If any litigation should be initiated by any person based on the understandings set forth in this memorandum or the implementation of such understandings, the parties will use their best efforts to cause the Company to indemnify the parties to this memorandum and the persons designated herein as nominees for election to the Board of Directors, against any damages, costs, expenses and reasonable attorneys' fees incurred in the defense of any such claims or litigation.

10.	Any press releases or publicly filed documents referring to the understandings set forth herein will avoid negative characterization of any party or the policies previously followed by any party.

11. The foregoing understandings will be implemented promptly as follows:

a.  The Board has adopted the corporate governance provisions

b.	Adoption of the corporate governance provisions has been publicly announced

c.	Nominating Committee nominates the "slate"

d.	Board approves "slate" and authorizes inclusion in the Company's proxy statement for the annual meeting

e.	Board adopts resolutions for redemption of the Rights under the rights plan

f.	Public announcement by the Company of selection of Board's candidates, stating that the slate includes candidates proposed by Ahmed Hussein and Lawndale Capital, stating that search for President/COO has been Commenced, stating that rights plan is being terminated, and stating that an accord has been reached between the Company's board and the Hussein and Lawndale groups.

g. Separate, concurrent public announcement by Ahmed Hussein that he supports the slate

h.	Mr. Hussein, Mr. Razin and Lawndale file appropriate 13D amendments




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